UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 000-29338

CORREVIO PHARMA CORP.
(Translation of registrant's name into English)

1441 Creekside Drive, 6th Floor Vancouver, British Columbia, Canada V6J 4S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐    Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Press Release, dated March 14, 2019, Correvio Announces At the Market Offering

99.2	Sales Agreement, dated March 13, 2019, between Correvio Pharma Corp. and Cantor Fitzgerald & Co.

Exhibit 99.2 of this report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-225852).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date:	March 14, 2019	By:	/s/ Justin A. Renz
Name: Justin Renz
Title: President and Chief Financial Officer